Perfect Health Care Corp.

4017 Colby Avenue

Everett, WA 98201

September 30, 2005

VIA EDGAR TRANSMISSION

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W. Judiciary Plaza

Washington, DC 20549

RE:

PERFECT HEALTH CARE CORP.

REGISTRATION STATEMENT ON FORM SB-2 AND SUBSEQUENT AMENDMENT(S) THERETO.

(NO. 333-115120)

APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

The undersigned registrant hereby makes application, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw its Registration Statement on Form SB-2 (SEC File No. 333-115120) filed with the Commission on May 3, 2004 and subsequently amended on March, 31, 2005.  This application is made on the grounds that, the undersigned registrant expects to resubmit registration on Form SB-2 at a later date.  No securities were sold in connection with the proposed offering.  The undersigned registrant does not expect to undertake a subsequent private offering in reliance on Rule 155(c).

If you should have any questions regarding this application, please contact me at your leisure.

Sincerely,

Perfect Health Care Corp.

By: /s/ Tony Jarjour

President, CEO